UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Enclosure: A press release dated August 19, 2026, announcing the publication of STMicroelectronics' IFRS 2026 semi-annual accounts.

PR No. C3408C

STMicroelectronics publishes its IFRS 2026 Semi Annual Accounts

Geneva, August 19, 2026 – STMicroelectronics NV (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, published today its IFRS 2026 Semi Annual Accounts for the six-month period ended June 27, 2026 on its website and filed them with the Netherlands Authority for the Financial Markets (AFM).

The Company’s Semi Annual Accounts, prepared in accordance with International Financial Reporting Standards (IFRS-EU), are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl).

About STMicroelectronics
At ST, we are 49,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com

For more information, please contact:

INVESTOR RELATIONS

Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41.22.929.59.20

jerome.ramel@st.com

MEDIA RELATIONS

Alexis Breton

Group VP Corporate External Communications

Tel: +33.6.59.16.79.08

alexis.breton@st.com

ST Restricted

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 19, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer